Exhibit 1.3

AMENDMENTS TO ARTICLES 12, 20, AND 23 OF THE ARTICLES OF ASSOCIATION OF CHINA PETROLEUM & CHEMICAL CORPORATION

The board of directors of China Petroleum & Chemical Corporation (the “Company”) has resolved to amend the articles of association of the Company (the “Articles of Association”) in accordance with the business development of the Company. The amendments are made based on the framework of its existing Articles of Association and take into account of the actual situation of the Company.  The Amendments have been approved by the shareholders of the Company at the 2012 Annual General Meeting by way of special resolutions on May 29, 2013.

                DETAILS OF THE AMENDMENTS

(1)           Article 12 of the Articles of Association.

The current Article 12:

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company’s scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sales of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); the production, storage, transportation and sales of natural gas chemicals and coal chemicals; sales of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; production and sales of electricity, steam, water and industrial gases; operation of 24-hour stores; sales of books, newspapers, audio video products and electronic publications; media, advertisement and commission agent; sales of foods, beverage and cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; operation of LPG station, sales of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; E-commerce;

self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

is hereby proposed to be amended as follows:

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company’s scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; residents’ services; transportation agency services; warehousing; operation of self-owned properties; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

(2)           Article 20 of the Articles of Association.

The current Article 20:

The Company, with the approval of China Securities Regulatory Commission on August 24, 2000, issued to the overseas investors 16,780,488,000 H shares (out of which, 15,102,439,000 shares are newly issued shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in the Stock Exchange on October 19, 2000; on June 20, 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on August 8, 2001.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 86,819,620,912 shares, among which, 70,039,132,912 shares representing 80.67% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 16,780,488,000 shares representing 19.33% are held by the holder of foreign-listed foreign-invested H shares.

is hereby proposed to be amended as follows:

The Company, with the approval of China Securities Regulatory Commission on August 24, 2000, issued to the overseas investors 16,780,488,000 H shares (out of which, 15,102,439,000 shares are newly issued shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation) for the first time, and got listed in the Stock Exchange on October 19, 2000; on June 20, 2001, with the approval of China Securities Regulatory Commission, the Company issued to the domestic investors 2,800,000,000 A shares for the first time and got listed at Shanghai Stock Exchange on August 8, 2001.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 89,665,524,892 shares, among which, 70,039,802,892 shares representing 78.11% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 19,625,722,000 shares representing 21.89 % are held by the holder of foreign-listed foreign-invested H shares.

(3)           Article 23 of the Articles of Association.

The current Article 23:

The registered capital of the Company is RMB 86,819,620,912.

is hereby proposed to be amended as follows:

The registered capital of the Company is RMB 89,665,524,892.

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